January 12, 2009

David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	DreamWorks Animation SKG, Inc.

Form 10-K for the year ended December 31, 2007

Filed February 27, 2008

File No. 1-32337

Dear Mr. Humphrey:

Set forth below are the responses of DreamWorks Animation SKG, Inc. (the “Company”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) on the Company’s Form 10-K for the year ended December 31, 2007 filed on February 27, 2008 (the “2007 Form 10-K”), which were delivered in your letter to the Company dated December 4, 2008. As noted in the Company’s letter dated January 5, 2009 to the Staff, the deadline for the Company’s response was extended from December 18, 2008 to January 16, 2009. We set forth below first the Staff’s comments in italics and follow with the Company’s responses.

FORM 10-K (Fiscal Year December 31, 2007)

Item 7-Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	You state on page 47 that approximately 40% of your revenues are derived from foreign sources. You also indicate that fluctuations in foreign currency exchange rates can affect your business. However, the effect [of] such fluctuations on your results of operations are not evident from your disclosures. Considering that revenues derived from foreign sources represent a significant portion of your business, it appears that you should expand your disclosures to clearly indicate the effects of fluctuations in foreign exchange rates on your results of operations for each of the periods presented. For example, considering the significant strengthening of the dollar versus the Euro during your third quarter, it would appear that your most recent Form 10-Q for the quarter ended September 30, 2008 should provide disclosures of the effect that this and other material currency fluctuations had on your results of operations.

Response:

While the Company is subject to foreign currency rate fluctuations because a major portion of its business is derived from foreign countries in which a significant amount of transactions are conducted in local currencies, as explained below, the Company is not able to evaluate and quantify the effect of fluctuations in foreign currency exchange rates on the results for any one of its individual films or on the results of its operations for any reporting period.

The primary way that the Company’s management evaluates operating performance is on an individual film-by-film basis, not on a market or a geographical territory basis. Each individual film is evaluated both in total and by its various distribution channels, such as theatrical box office, home entertainment, merchandising or its various television “windows” (e.g., network, pay and syndication). Accordingly, the Company has organized its reporting, including periodic reporting from its worldwide distributor, Paramount Pictures Corporation (“Paramount” or “Distributor”), on a per-film basis and, for each film, its gross revenues and costs are classified by distribution channel and television window. This form and method of reporting from Paramount, which is also consistent with the Company’s previous distributor’s reporting, has been used by the Company since its formation in 1994.

In its periodic reporting to the Company, Paramount further delineates a film’s gross revenues and costs by distribution channel and window as being either “domestic” or “international”. However, Paramount’s periodic reporting does not provide additional detail of any given film’s gross revenues and costs by specific territory. Furthermore, within individual territories, gross revenues and costs for a film can be originally incurred in both the local currency and the U.S. dollar. Additionally, significant marketing and distribution costs that are incurred in local currencies by Paramount, such as film print costs, local office costs or certain home entertainment reserves, are not recorded in Paramount’s systems in the respective local currency, but rather are directly recorded in its systems in U.S. dollars. Therefore, Paramount is not able to identify in its systems the total portion of any given film’s gross revenues or gross costs that are originally denominated in a foreign currency. The amount of foreign currency denominated revenues and costs processed directly by the Company (e.g. certain merchandising and licensing agreements) is not material.

Given both the periodic reporting structure from Paramount and the limitations of Paramount’s current systems, the Company does not have the necessary information to evaluate and quantify the effect of fluctuations in foreign currency exchange rates on the results for any individual film or on the results of its operations for any reporting period.

Furthermore, the Company has not requested such information from Paramount because: (i) monthly transactions denominated in local currencies are translated by Paramount at the current respective foreign exchange rate and any foreign exchange gain or loss on subsequent receipts and payments are principally born by Paramount; (ii) the Company’s management views foreign exchange risk as an unavoidable risk of exploiting its films outside of the United States; and (iii) the foreign currency transactions for any film contain some degree of a natural foreign currency hedge for receipts because certain significant offsetting distribution expenses are denominated in the same local currency.

The Company can reasonably estimate the portion of its reported revenues derived from all foreign sources over the lifetime of a film (the film “ultimate”), because, as stated above, Paramount’s periodic reporting to the Company does delineate a film’s gross revenues and costs for each distribution channel and window as being either “domestic” or “international”. On a per film ultimate basis, the percentage of the Company’s reported revenues from non-U.S. sources has historically ranged from a low of 28% to a high of 60% and averaged approximately 40%, as stated on page 47 of the 2007 Form 10-K, although, as discussed above, not all of the Company’s reported revenues generated outside the United States are denominated in a foreign currency. In addition, in establishing its film ultimates, which are updated quarterly, the Company translates any estimates of foreign exchange rates.

Item 7A-Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk, page 67

2.	You indicate that a hypothetical 10% change in foreign currency exchange rates, to which you are primarily exposed, would have impacted revenues by approximately $20 million. In light of the fact that fluctuations could vary significantly by currency, please revise future filings to indicate the currencies you are primarily exposed to along with a sensitivity analysis for each currency that could have an individually significant impact on your results. Where currencies have been aggregated, please disclose the reasons why such presentation is considered to be appropriate.

Response:

As noted in the Company’s response to Item No. 1, the periodic reporting from Paramount does not provide detailed revenue and cost information on a territory-by-territory basis and, therefore, the Company is unable to determine its reported revenues on such a basis. However, Paramount is generally able to provide gross revenues by territory for those international markets that are predominantly conducted in local currencies except for international television, for which transactions are principally denominated in U.S. dollars. Paramount cannot provide similar gross cost information by territory for any one of the various international distribution channels. Therefore, using gross revenues as a proxy for reported revenues, the Company is able to identify the major foreign currencies to which it is primarily exposed, which were the Euro and British pound in 2007, and to make a general estimate of the impact of a percentage change in these foreign currencies on its reported earnings.

In future filings, the Company will include additional disclosure regarding its general estimation of its exposure to foreign currencies, including a sensitivity analysis for each currency that could have an individually significant impact on its results in its “Quantitative and Qualitative Disclosures About Market Risk” as contained in Part I, Item 7A. This revised disclosure is below. To the extent foreign currencies are combined, the Company will comply with the Staff’s request to disclose the reasons why it has combined foreign currencies. Additionally, the Company will provide more detailed disclosure of the potential risks associated with its exposure to foreign currency fluctuations in its “Risk Factors” section contained in Part I, Item 1A.

Proposed Disclosure: Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk. We are subject to foreign currency rate fluctuations because a major portion of our business, including Paramount’s distribution of our films, is derived from foreign countries where a significant amount of the transactions are conducted in local currencies. Historically, because our films have generally been profitable internationally, we have benefited from a weaker U.S. dollar and have been adversely affected by a stronger U.S. dollar relative to any foreign currency.

While the information provided to us by our distributor does not enable us to isolate or precisely quantify the impact of any foreign currency’s rate fluctuation on our earnings, it does provide sufficient information to enable us to identify those foreign currencies to which we are primarily exposed and to make a general estimate of the impact of a percentage change in these foreign currencies on our reported earnings. During 200X, our most significant foreign currency exposures were with respect to the Euro and the British pound, and we estimate that a hypothetical 10% change in the foreign currency exchange rate between the U.S. Dollar and Euro and the U.S. Dollar and the British pound would have impacted our 200X earnings by approximately $XX.X million and $XX.X million, respectively.

Additionally, we do not currently engage in foreign currency hedging activities to limit the risk of exchange rate fluctuations on our reported earnings because we are not able to forecast within an acceptable level of risk our exposure to foreign currencies. In addition, our films’ foreign currency transactions contain to some degree a natural foreign currency hedge for receipts because certain significant offsetting distribution expenses are denominated in the same local currency.

3.	We note that you measure and disclose the potential impact of a change in foreign currency exchange rates upon revenues. We would generally expect to see a measurement of the potential loss in future “earnings” resulting from such a change. Please revise your disclosures accordingly in future filings. In addition, please discuss any significant variance in this measurement from that of the prior year.

Response:

The Company concurs with the Staff’s comment and will comply with the Staff’s request in future filings.

Item 8- Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 14- Significant Customer, Segment and Geographical Information

Geographic Information, page F-37

4.	Please revise your future filings to disclose revenues of individually material countries as well as information for your country of domicile and all foreign countries in the aggregate as required by paragraphs 38 and 105 of SFAS 131, if applicable.

Response:

As noted in the Company’s response to Item No. 1, Paramount’s periodic reporting to the Company delineates each film’s gross revenues and costs by distribution channel and window as being either “domestic” or “international”, and, accordingly, the Company reported on page F-25 of its 2007 Form 10-K that revenues attributable to foreign countries were approximately $340.2 million, $173.3 million and $204.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. However, the Company is not able to identify and disclose revenues of individually material countries.

As disclosed in the 2007 Form 10-K, Paramount distributes the Company’s films on a worldwide basis pursuant to two distribution arrangements (collectively, the “Paramount Distribution Agreement”). Pursuant to the Paramount Distribution Agreement, prior to reporting any revenue to the Company, Paramount is entitled to (i) retain a fee of 8.0% of gross revenue (without deduction for distribution and marketing costs and third-party distribution fees and sales agent fees), and (ii) recoup all of its distribution and marketing costs with respect to the exploitation of the Company’s films on a title-by-title basis (collectively, the “Distribution Expenses”). As such, under the Paramount Distribution Agreement, each film’s total expenses and fees are offset against that film’s revenues on a worldwide basis across all markets, and Paramount reports no revenue to the Company until the first period in which an individual film’s cumulative worldwide gross revenues exceed its cumulative worldwide gross Distribution Expenses (“Initial Recoupment”). Subsequent to Initial Recoupment, the cumulative revenues and cumulative Distribution Expenses for each individual film continue to be commingled between all markets and geographical territories and Paramount only reports additional revenue to the Company for a film in those reporting periods in which that film’s cumulative worldwide gross revenues continue to exceed its cumulative worldwide gross Distribution Expenses. Therefore, the Company’s reported revenues in any period are often a result of gross revenues generated in one or several territories being offset by the gross costs of unrelated territories.

Given the above, coupled with the fact that Paramount does not report gross revenues and gross costs on an individual territory basis (as indicated in the Company’s response to Item No. 1), the Company is unable to isolate its reported revenues by individual territory. Furthermore, even if the information were reported by, or available from, Paramount on a territory-by-territory basis, the Company believes that it would not be meaningful to disclose revenues of individually material countries as it would often consist of “positive” reported revenues in some territories offset by “negative” reported revenues in other territories.

Note 16-Quarterly Financial Information, page F-38

5.	In future filings, in an accompanying footnote to this table, please describe any unusual or infrequently occurring items recognized in any quarter as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter. Reference is particularly made to the quarter ended December 31, 2006. Your attention is invited to Item 302 (a) (3).

Response:

The Company concurs with the Staff’s comment and will comply with the Staff’s request in future filings.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the information contained in this letter is responsive to the Staff’s letter dated December 4, 2008.

Please do not hesitate to contact the undersigned at (818) 695-4619 if you have any further questions or comments.

Sincerely,

/s/ Philip M. Cross
Philip M. Cross
Chief Accounting Officer

Copies to:

Mr. Lewis W. Coleman

President and Chief Financial Officer

DreamWorks Animation SKG, Inc.

Mr. Juan Migone

Ms. Margery Reich

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549